UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of contents

Sesa Sterlite Limited

Other Events

On April 29, 2014, Sesa Sterlite Limited (“the Company”) issued an earnings release announcing its Audited Consolidated and Standalone Financial Results under Indian GAAP for the Fourth Quarter and Year ended March 31, 2014. A copy of the earnings release dated April 29, 2014 is attached as Exhibit 99.1 and is incorporated herein by reference. A copy of the Company’s Audited Consolidated and Standalone Financial Results under Indian GAAP for the Fourth Quarter and Year ended March 31, 2014 is attached hereto Exhibit 99.2 and incorporated herein by reference.

The following decisions in connection with Financial Year ended 31st March, 2014 were also taken:

i.	Recommendation of Final Dividend of 175% for the year 2013-2014 (Rs.1.75 per equity share of Re.1/- each). The payment is subject to the approval of the shareholders in its Annual General Meeting which will be held on Friday, 11th July, 2014 and the Dividend shall be paid/despatched on or before the due date, i.e. 8th August, 2014.

ii.	Book Closure Date for the purpose of Dividend has been fixed from Tuesday, 8th July, 2014 to Thursday, 10th July, 2014 (both days inclusive).

Forward looking statement :

In addition to historical information, this Form 6K and the exhibits included herein forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-looking Statements” in our Annual Report on Form 20F dated May 25, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our managements’ analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the order information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC website, www.sec.gov.

Exhibits :

Ex 99.1 Earnings release of Sesa Sterlite Limited dated April  29, 2014

Ex 99.2 Consolidated and Standalone Financial Results of Sesa Sterlite Limited under Indian GAAP March  31, 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 29, 2014

SESA STERLITE LIMITED

By :	/s/ C. D. Chitnis
Name :	C. D. Chitnis
Title :	Company Secretary